June 16, 2008
VIA EDGAR, FAX AND OVERNIGHT COURIER
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:
Barbara C. Jacobs
Michael F. Johnson
Division of Corporation Finance

Re:	SuccessFactors, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 9, 2008
File No. 333-151376
Ladies and Gentlemen:
     This letter is submitted on behalf of SuccessFactors, Inc. (the “Company”) in response to the comments of the Staff of the Division of Corporation Finance set forth in your letter dated June 16, 2008 with respect to the above referenced filing. For ease of reference, the Staff comments are set forth below in bold italics and the Company’s response thereto immediately thereafter.
Amendment No. 1 to Registration Statement on Form S-1
Principal and Selling Stockholders, page 73
1.	We note that your filing does not provide the natural person or persons who exercise sole or shared voting and/or dispositive powers over the securities offered for resale by Emergence Capital Partners, L.P. and Emergence Capital Partners SBIC L.P. Please amend your filing in this regard.
Response
     The Company has revised the disclosure in note (17) on page 75 in response to the Staff’s comment.
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Securities and Exchange Commission
June 16, 2008

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7631 or, in his absence, William R. Schreiber at (650) 335-7855.

Sincerely,
/s/ Jeffrey R. Vetter

Jeffrey R. Vetter

cc:
Lars Dalgaard, Chief Executive Officer and President
Bruce C. Felt, Jr., Chief Financial Officer
Julian K. Ong, Vice President, General Counsel
SuccessFactors, Inc.
Gordon K. Davidson
William R. Schreiber
Fenwick & West LLP
Brooks Stough
Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP